Exhibit 99.5

Additional Q&A provided in response to individual inquiries

Q: What are we going to do with the overlap functions?

A: The businesses would be highly complementary from a product and geographic perspective with very limited overlap. The overlap is also relatively small compared to similar transactions in the sector. Together with our legal advisors we have analyzed both companies’ portfolios and we are confident in our ability to obtain all necessary approvals. Regarding the overlaps of the functions it is too early to discuss at this point of time.

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Q: CEO says that if the purchase goes ahead, Bayer will be bigger and its presence in Latin America too? What about Brazil? Bayer would become thus a leader in this market?

A: The combined business would double Bayer’s presence in the important Latin American region. The combined business would also hold a leading position in Brazil.

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Q: E-mail response to certain questions from investor

A: By joining forces in innovation we can tackle one of the greatest challenges of our time: To help the agricultural industry to feed an additional 3 billion people in the world by 2050. This transaction would create an integrated provider of Ag-inputs that we believe is capable of generating substantial value for both companies’ shareholders. The combined R&D portfolio of Bayer and Monsanto would have exceptional depth, reach and great commercial potential. Both companies have attractive pipelines over short-, medium- and long-term with potential for further incremental innovation to address key challenges in Ag space in a new way. Combined, these initiatives should generate significant value for society at large as it actively addresses the challenge of feeding about 10 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive.

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Q: Monsanto has many open litigation cases in all over the world. In case of an acquisition, how are we going to manage that risk?

A: In its last quarterly report, Monsanto disclosed that it has made provisions totaling USD 277m for litigation and environmental risks. Taking into account the volume of transactions, the size of Monsanto and the information currently publicly available, we consider the environmental / liability risks manageable. We will of course aim to get a better understanding of these risks during the process.

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Q: Many initiatives have started with New Bayer and IPSE 2020.  Do you anticipate a reprioritization of the global activities underway or will Bayer push forward with a longer term goal for a planned Monsanto integration in 2018 or 2019??

A: It is far too early to answer questions about any reprioritization of our global initiatives which we have started with New Bayer and IPSE. Surely we would have liked to wait and actually be done with New Bayer, IPSE and the integration of the OTC business from Merck before proposing an offer to acquire Monsanto. But as a matter of fact, the consolidation in the crop industry is going on. And as a major competitor and player in the industry we had to make a decision as to how and when we want to enter before this consolidation is over. From our perspective we needed to act now.

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Q: E-mail response to certain questions from employee

A: Bayer’s culture is an important factor in the company’s success. The LIFE values are a key part of this. They provide us with guidance for our daily work as we seek solutions to the major challenges of our time. These values apply to everyone at Bayer and are also firmly integrated into our global performance management system for managerial employees. Our value culture ensures a common identity within the enterprise across national boundaries, management hierarchies and cultural differences.

In addition, we are committed to an open exchange with all stakeholders including skeptical ones. And it is our strong belief that our heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s business and will be an important prerequisite to bring both successful businesses forward. At the core of our Bayer company values is a company-wide commitment to transparency and open dialogue to help people understand how their food is produced. This is going to continue and is fundamental to our strong relationships throughout the industry.

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Q: Does Monsanto bring any chemical production capacity / facilities to the deal?

A: Monsanto has about 22,500 employees globally and operates in over 400 facilities in 66 countries — including production facilities.

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Q: In our country GMOs has a bad sense lots of platforms. As I know, Monsanto the largest company in this GMO area. Because of my educational back-round I know importance of protection of herb. As a Bayer employee, how to manage questions of our fellows?

A: At Bayer our mission is Science For A Better Life. GMO is all about science — and it is a relevant tool in the toolbox to fight hunger in the world. We have a commitment to transparency and open dialogue and that is how we will run the combined activities. We are convinced that we can address critical questions.

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Q: With Monsanto we acquire a company that is strong in public criticism. Our environmental responsibility will increase significantly. Will there be a bioethics committee in the future?

A: What we can say today is, that we would create an innovation powerhouse that can really step up and deal with the challenges that our farmers are facing every day. We will help the farmers to improve their yields in a more sustainable way without compromising the environment. That will be good for the farmers, for society and the environment. Sustainability and social responsibility  are core elements of the Bayer culture — independent on the question if we have a bioethics committee or not.

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Q: Besides seeds and crop protection products a prerequisite for increased harvests is the supply of soils with e.g. minerals. How do you take care that biological conditions for the application of ‘Baysanto’ products are favorable?

A: Fertilizers are not part of the product portfolios of Bayer and Monsanto. Nevertheless, soil health is an important priority in our research activities at Bayer. Our scientists are addressing this new area of research to better understand the complex processes in the soil and develop new solutions to effectively control nematodes, soil-borne pathogens and soil pests and/or boost yield.

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Q: Monsanto has a bad reputation among public and European commission is thinking to banned Monsanto in Europe, while 40 countries already have banned Monsanto.

A: Thank you for your question regarding the planned Monsanto acquisition. Monsanto is not banned as a company anywhere.

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Q: E-mail response to certain questions from employee

A: It is our preference to work together with Monsanto to reach a mutually agreeable negotiated transaction. We are confident that Monsanto’s shareholders will conclude that our offer presents an immediate and certain value maximizing opportunity.  We are fully committed to this compelling transaction and to actively engaging with Monsanto’s Board of Directors to discuss our offer and reach an agreement.

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Q: Many initiatives have started with New Bayer and IPSE 2020.  Do you anticipate a reprioritization of the global activities underway or will Bayer push forward with a longer term goal for a planned Monsanto integration in 2018 or 2019?

A: It is far too early to answer questions about any reprioritization of our global initiatives which we have started with New Bayer and IPSE. Surely we would have liked to wait and actually be done with New Bayer, IPSE and the integration of the OTC business from Merck before proposing an offer to acquire Monsanto. But as a matter of fact, from our perspective we found that now was a good time to act because we had concluded our analysis and there is sound and actually convincing strategic rationale in the combination of those two businesses and that the combination can then actually drive further an enhanced value for the stakeholders involved.

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Q: Response to general question received form external channel

A: Thank you very much for your note. The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional three billion people in the world by 2050. This number represents about six times the population of Europe today. At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility. It is our core capability to develop leading innovative businesses in the life sciences, creating superior value for our shareholders, employees and society at large. The planned combination with Monsanto is such an extraordinary opportunity to create a global leader in the agricultural industry.

Bayer is aware that a controversial debate concerning the assessment of glyphosate health risks has emerged, but all evaluations by regulatory authorities have so far concluded that glyphosate does not pose any unacceptable risk to human health, the environment or non-target animals and plants.

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Q: With Monsanto we acquire a company that is strong in public criticism. Our environmental responsibility will increase significantly. Will there be a bioethics committee in the future?

A: The combination of Bayer and Monsanto would create an innovation powerhouse uniquely positioned to address the challenges that farmers around the world are facing every day. Our ultimate goal is to help farmers improve their yields in a more sustainable way.

Sustainability and social responsibility have long been core elements of the Bayer culture, and rest assured that that would continue to be the case for the combined company.

Since we are still in the very early stages of the process and we have not yet agreed upon a deal with Monsanto, it would be far too early to discuss whether the combined company would have a Bioethics Committee.

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General reply statement for individual questions regarding glyphosate

While Bayer has made an offer to acquire Monsanto, both companies continue to operate as independent companies until a potential deal is closed. Hence we cannot comment on Monsanto-specific products.

Bayer however is aware that a controversial debate concerning the assessment of glyphosate health risks has emerged. All evaluations by regulatory authorities have so far concluded that glyphosate does not pose any unacceptable risk to human health, the environment or non-target animals and plants. As a science-based company, Bayer is optimistic that science remains at the heart of any regulatory processes and decision-making.

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Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.